Nepal Tea Collective



Brewing for a change

Tea is not just a beverage for us, its the catalyst for social change

LETTER ⌄

Dear investors,

Dear Investors,

2024 has been a year of significant growth, and I'm incredibly proud of what we've accomplished together. Our goal for the year was ambitious—to hit $1M in revenue—and we've done it! This milestone isn't just a number, it's a testament to our team's dedication and the faith you've placed in us.

We've made bold moves, like acquiring Build a Blend, expanding our team, and launching impactful initiatives like "Tip the Farmers." We've also expanded our reach with new partnerships and a growing presence in Nepal and the US.

While we've celebrated many wins, we've also faced challenges that have sharpened our focus and helped us refine our strategies for the future. The road ahead is full of promise, and with your continued support, we're excited to aim even higher in 2025.

Thank you for believing in us—your partnership is what makes all of this possible.

Cheers!

Nish

Founder & CEO, Nepal Tea Collective

We need your help!

We are at a critical inflection point—growth and stability are within reach, and our backend operations are fully developed and ready to scale. However, the recent USAID funding cut presents a significant cash flow challenge. To bridge this gap and accelerate our momentum, we are raising another round of investment. This will not only sustain our growth trajectory but also enable us to vertically integrate our manufacturing, strengthening our competitive edge in both B2B and B2C markets.

We would greatly appreciate support in the following areas:

1️⃣ Cash flow management – Strategic guidance and resources to optimize our financial stability.

2️⃣ Fundraising – Raising the necessary funds within the next six months to stay on track for growth and integration.

Sincerely,

Nishchal Banskota
Founder/CEO

Nabin Banskota
Director

Nishu Acharya
Board of Director

How did we do this year?

REPORT CARD



A-

☺ The Good

We met 80% of our target revenue goal.

We acquired a company that complements our B2B arm.

We grew to 41 team members

☹ The Bad

Despite best efforts and investments, our DTC arm remains unprofitable.

We lost our 1M USAID grant funding.

We couldn't experiment with the European market as much as we had hoped for

2024 At a Glance

January 1 to December 31



$801,804 **+31%**

Revenue



-$194,658

Net Loss



$469,749 **+123%**

Short Term Debt



$201,903

Raised in 2024



$188,277

Cash on Hand
As of 03/11/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit



$612,663

$801,804

-$136,833

2023

-$194,658

2024

Net Margin: -24%   Gross Margin: 43%   Return on Assets: -22%   Earnings per Share: -$194.66

Revenue per Employee: $200,451   Cash to Assets: 19%   Revenue to Receivables: 274

Debt Ratio: 64%

📄 CPA_Review_Report_2022.pdf   📄 Nepal_Tea_LLC_Financials__reviewed_.pdf

📄 GAAP_Financial_Report_NTC_US_2023-2024.pdf

We ❤️ Our 166 Investors

Thank You For Believing In Us

Shilu Ghimire Neupane
Luz Boys
Ace Irvinski
Jeffrey Scales
Alexandre Pinhel
Ankur Sharma
Matthew Welch
Roderick Herron
Suprima Bhele
Lars Kure Juul
Subash Poudel
Kshitiz Khanal
Susant Pokharel
Sudip Kandel
Ashnita Raut
Laura Hagerty
Nishtha Tiwari
Michael D. Metzler
Pratik Rijal
Carolyn Jacoby
Mehool Sharma
Tod Mesirow
Jeff Brewitt
Daniel Fell

Peter Hillowe
Hatem Rowaihy
Prajwal Ghimire
Rob Kellogg
Petro Bondarevskyi
Anil Sapkota
Britti Paudyal
Chandika Bhandari
Jaclyn Goddette
Kelly Conrow
Divya Gurung
Robert Andrew Jones
Ian M Jolley
Erin Hawley
Mark Ramina
Ron Shuler
Tony Cisneros
Lisa Baughman
Rachel Feldman
Stephanie Weissman
Nan Patterson
Ernesto Brenes...
Dennis Dominic...
Diptin Dahal

afurahå 'Epi-leap-🐸'...
Kailash Panday
Tania Rutini
Carlos G.
Reyner Tantra
Dakota McMahand
Jessica Throckmorton
Sujan Shrestha
Sean Winner
Damodar Dahal
Shristi Mishra
Subeksha Poudel...
Michael J Raab
Sajal Satyal
Rebecca Dun
Deepesh Duwadi
Kuldeep Rana
Mary Gaede
Megan Weston
Laura Myers
James Berkel
Elizabeth McGuire
Anju Shrestha
Moon Twayana

Siobhan Elliott
Arno Hesse
Wayne E Ross
Virginia Fitt
Saurav Neupane
Amrit Tuladhar
Olivier Wullen
Nick Zhang
Sasha Esperance
Kei Nishida
Srs Shrestha
Kelby Haskins
Gerald Volpe
Suman Giri
Mukesh Karna
Guru Anand...
Sonia Vazquez
Pravesh Rijal
Babette E Donaldson
Carolyn Elizabeth...
Sandra Anne Elizabet...
Maria Sprecher
Oliver Grah
Samantha Renz

Sanchalita chatterjee
Barbara and Jeff...
Neryk Davydov
Johnson Hor
Pukar C. Hamal
Joseph Cigliano
Spike Cohen
Yubaraj Gautam
Salvador Morales
Christopher Vestin
Bimal Shrestha
Sudip Subedi
Anzela Niraula
Michael Lewallen
Emily Ann Simmons
James Lisk
Rachael N Lake
Kathleen Booth
Glory Anne Jones
Hannah Bartlett
Ann Floyd
Gautham Velchuru
Uplift Forever

Susan Kilian
Gopal Chitaure
Abarta Pandey
Laura Corn
Suresh Lamsal
Sam Walker
Sudeep Acharya
Udip Sedhain
Joshua Mitchell
Lisa Biafore
Nabin Ghimire
Aakash Shrestha
Bonisha Pandey
Sanjiv Gurung
Alex Doty
Shweta Sapkota
Naoko Yokota
Sudikshya Baskota
Justin Cooper
Prab Dahal
Palliankal Varghese...
James Piper
Ngoc Vo

Thank You!

From the Nepal Tea Collective Team



Nishchal Banskota 𝕏 in

Founder/CEO

Nish is a 2nd generation tea producer with a family lineage of 40 years in the tea industry. His entrepreneurial journey began when he was 17 and his aim is to get one...



Pratik Rijal in

COO

Pratik is a 3rd generation tea producer who joined the tea industry after leaving a corporate job. These days, he i...



Amigo Khadka

Head of Growth/Strategy

Amigo currently leads the growth and strategy initiatives at Nepal Tea Collective. He has worked in the wall street befor...





Ritu Rajbanshi

Content Curator

Ritu has a Master's degree in Development Studies. She has a passion for writing and storytelling. She joined Nepal...

Details

The Board of Directors

Director	Occupation	Joined
Nishu Acharya	Team Lead, Technical Account Manager @ Enfusion Systems	2022
Nishchal Banskota	Founder & CEO @ Nepal Tea Collective	2022
Nabin Banskota	Commercial Director : North America @ TMF Group	2022

Officers

Officer	Title	Joined
Nishchal Banskota	President	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Nishchal Banskota	840 Common Stock	84.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$10,000		Section 4(a)(2)
07/2021	$89,500		Section 4(a)(2)
12/2021	$18,809		Section 4(a)(2)
03/2023	$215,000		506(c)
11/2023	$235,000	Safe	Section 4(a)(2)

| 01/2024 | $156,903 | | 4(a)(6) |
| 03/2024 | $45,000 | Safe | Regulation D, Rule 506(c) |

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
US Small Business Administration	07/21/2021	$89,500	$89,500	3.75%	05/16/2050	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000	1,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Limited operating history: Nepal Tea Collective was established in 2016 and as such has a limited operating history. Since the company is in its early phase of growth, there is only limited business data (operational and financial) available to base its future performance. As with any new business, there are the imminent risks of attracting and retaining customers, attracting and retaining qualified team members, and raising additional capital if/when needed.

Operating losses: The company has an operating loss for the year 2021 and we expect to incur net losses for the next three years as a result of our growth efforts until we can produce sufficient revenues to cover the expenses, which might never occur.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Reliance on the Founders and Managers: The founders and managers have complete control over the company currently and even after the successful completion of the seed round, they will have substantial control over the company and therefore, most if not all decisions for the company will rely on the best judgment of the founders and managers and any other officers that the company adds in the longer run.

Future business/operational uncertainty: The company cannot assure that it will be able to identify, manage and benefit from existing and potential market opportunities. The company can make no guarantee that its current systems, processes, and controls will be efficient, effective, and adequate to support its future growth and operations.

Similarly, ineffective budgeting, forecasting, and other business processes issues might affect the company's expansion plan and hurt the company's business, operations, and financials leading to increased costs decreased revenue and even closure of the business.

Intellectual property issues: Intellectual property is not the core focus of the company and as such any unauthorized parties may copy or develop similar products, services or businesses entirely. In such cases, the company might not be adequately prepared with financial and other resources to identify and prosecute the use of intellectual properties. Similarly, the company may be subject to intellectual property infringement and in such cases, the company cannot guarantee that its financial and other resources are going to be enough to defend itself during such scenarios.

Negative cash flow: The company does not expect to be cash-flow positive during its growth phase. The company expects to invest heavily to scale the business which will require additional capital. In a scenario where the company is unable to obtain capital in favorable terms, it might have to eventually scale down and minimize its expansion plans

Forward-Looking Statements: The company's business plans, financial projections and any other information provided to the potential investors contain, or incorporate by reference, statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, and amended and Section 21E of the Securities Exchange Act of 1934, as amended.

General litigation risk: As with all businesses regardless of the industry, the company can be sued at any time. The company might be a party to legal claims and proceedings that might significantly hamper the company operations and sustainability/viability of the business and its entire operations.

Supply Inefficiencies: The company is heavily reliant on agricultural products for revenue generation. Production or supply-side risks stem from uncertain and unpredictable natural growth processes and systems of crops that are affected by climate, weather, pests and diseases, manpower, and so on. Therefore, any fluctuations in the production and supply chain will severely impact the company's ability to exist and grow the business substantially.

Technological Issues: The company's business model is heavily reliant on technology from the production, and packaging aspects to the marketing and selling aspects. A Significant portion of the communication and sales is carried out through online channels. While the systems are external, they are susceptible to interruptions due to factors beyond the control of the company including, but not limited to, natural disasters, telecommunications failures, computer viruses, or other security issues. These issues could potentially hamper the operations and financial viability of the company. While these security concerns are handled primarily by our e-commerce platform, if the company is not able to identify its growing needs on time and adapt to the changing environments, the company might be negatively affected and as such would restrict its growth potential.

Projections: The financial projections provided are based on assumptions, facts, events, forecasts and other factors the company may have no control over. Therefore, if the company is unable to achieve the growth that is forecasted, the returns might be severely affected, and or the company may eventually fail.

Food safety and other laws & regulations: The food and beverage category in the US is highly

Food safety and other laws & regulations. The food and beverage category in the US is highly regulated by federal, state and local institutions. The FDA regulates "tea" as almost any other food category and therefore, the rules and guidelines adopted by the agency give almost all part of the company's operations. The company's resources might sometimes not be adequate to the regulatory requirements which can delay the company's operations at large. Furthermore, the company relies heavily on its farmer partners for the ingredients and final products and since they are located in Nepal, it might be quite difficult to monitor and maintain standard requirements applicable to the US. Moreover, the company depends on its staff and other partners to follow safe handling practices, however, if problems arise in these systems, the company's reputation, business operations, and ability to stay competitive in the market might be lost.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Nepal Tea Collective Public Benefit Corporation

Delaware Public Benefit Corporation
Organized January 2022
4 employees
321 Newark Street
O31
Hoboken NJ 07030 http://nepalteacollective.com

Business Description

Refer to the Nepal Tea Collective profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Nepal Tea Collective has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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